

May 25, 2011

Ms. Shannon Weinberg
Deputy General Counsel and Secretary
TPC Group LLC
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re: TPC Group LLC**
> **Registration Statement on Form S-4**
> **Filed April 29, 2011**
> **File No. 333-173804**

Dear Ms. Weinberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please address the comments below in TPC Group Inc.'s future filings, as applicable.

2. We note that you are registering the exchange notes in reliance on our position in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please confirm that the expiration date of the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an

expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

4. Please amend your registration statement to include the information required by Item 402 of Regulation S-K. Refer to Item 19(a)(7)(ii) of Form S-4.

Prospectus Cover Page

5. Please disclose the following on the prospectus cover page:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities.
- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Table of Contents, page i

6. Please move the dealer prospectus delivery obligation to the back cover of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Market and Industry Data, page ii

7. We note your statement that some of the disclosure contained in the prospectus is based upon information obtained from third-party sources. Please tell us whether you funded or were otherwise affiliated with any of these third-party sources.

8. We note your statements that you have not verified the information referenced in this section and that you cannot guarantee the accuracy or completeness of the information. By including the statements of third parties in the prospectus, you are reasserting the statements that were initially made by the referenced third parties, and your belief as to the accuracy and reliability of those statements is implied through the prospectus disclosure of such information. As such, please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.

Summary Historical Consolidated Financial Data, page 14

9. Please disclose the dollar amount of the deficiency for fiscal year 2009. Please also revise your disclosure in Exhibit 12.1. Please refer to Instruction 2(A) to Item 503(d) of Regulation S-K for guidance.

10. We note your presentation and discussion and analysis of Adjusted EBITDA on a consolidated basis. We further note your statement, "…it does not represent cash flow from operations…" Since you communicate that you are using these measures as performance measures, it is unclear why you would need to state that the measure does not represent cash flow from operations. In this regard, there is a concern that this disclosure may be interpreted that you considered Adjusted EBITDA to be a liquidity measure. Please either remove this reference or provide a reconciliation of Adjusted EBITDA to net cash flows from operating activities in addition to net income. Please also refer to Item 10(e)(1)(i)(B) of Regulation S-K.

11. Please disclose the reasons why management believes that presentation of Adjusted EBITDA on a consolidated basis provides useful information to investors about your operating results. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Risk Factors, page 18

12. We note your statement, "Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations." Please either remove this limitation on the scope of your risk factors or revise your disclosure to clarify that you have discussed all known material risks.

Our business may be adversely affected by the loss of senior management personnel, page 26

13. Please revise the last paragraph to discuss the risk, if any, associated with the disclosure in this paragraph.

The Exchange Offer, page 36

Terms of the Exchange Offer, page 39

14. Please revise your disclosure to state that you will issue the new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Conditions to the Exchange Offer, page 43

15. We note that you may determine in your reasonable discretion whether certain offer conditions are satisfied. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied. This comment also applies to your letter of transmittal.

Management's Discussion and Analysis . . . , page 50

16. You state, "While commencement of construction would also be contingent upon obtaining required operating permits, we have previously applied for such permits with the appropriate regulatory agencies." Please clarify whether the permits for which you have applied are for the construction as currently contemplated or for prior construction projects. Please also clarify, if true, that there is no guarantee you will receive the necessary permits. Please also comply with this comment on page 84 in your business section.

Results of Operations, page 52

17. We note that the pricing under your supply and sales contracts are usually linked to a commodity price index. Please provide investors with an analysis of each of the commodity price indices that are materially impacting your revenues and cost of sales for each period presented. This disclosure should provide a clear link to the changes in volumes and pricing of your products and changes in your cost of sales. Please refer to Instruction 1 to Item 303(A) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

18. We note that Performance Products' cost of sales as a percentage of segment sales declined to 78% for the six-months ended December 31, 2010. However, the discussion and analysis does not provide investors with an adequate explanation as to why. Please revise. Please refer to Item 303(A) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

19. We note your discussion of the material margin percentage. Please disclose this percentage for each period presented and provide a specific analysis for each period presented. Please refer to Instruction 1 to Item 303(A) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 65

20. We note that the availability under the ABL Revolver is limited to a borrowing base related to your trade accounts receivable and inventory. We further note your disclosure on page F-18 that you have full availability under this facility of $175 million. Please clarify this disclosure either in MD&A or in your footnotes that the $175 million is available without violating any of your covenants, if correct. Otherwise, please disclose the amount available to borrow under the ABL Revolver without violating any covenants.

21. We note that you recognized material lower of cost or market adjustments to your inventories during fiscal year 2009. To the extent that a material portion of your inventories that has a market value that is not materially different than the cost and could result in a material adjustment in the future, please quantify the value of the inventory at-

risk. Please refer to Instruction 3 to Item 303(A) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

22. Please explain why there were significantly higher physical inventory volumes as of June 30, 2010.

Quantitative and Qualitative Disclosures about Market Risk, page 77

23. For your purchase and sales contract risk on page 78, please provide, to the extent material, either the tabular presentation, sensitivity analysis, or value at risk disclosure required by Item 305(a)(1) of Regulation S-K.

Management, page 95

24. We note your disclosures in this section identify the directors and executive officers of TPC Group Inc. We further note from the signatures on page II-9 that TPC Group Inc. is the sole member of the company. Please clarify whether any of the directors and executive officers is also a director or executive officer of the company or whether the directors and executive officers perform tasks for the company by virtue of their position with TPC Group Inc., the company's sole member.

25. For each director, please discuss the specific qualifications or skills that led to the conclusion that the person should serve as a director. Please also disclose how long each director has served as a director of the company. Refer to Item 401(e) of Regulation S-K.

Description of Exchange Notes, page 104

Security, page 108

26. We note the discussion on page 109 regarding collateral of the guarantors and Rule 3-16 of Regulation S-X. Please provide similar disclosure in the "Collateral" section of your prospectus summary on page 10.

Change of Control, page 116

27. We note your statement on page 117 that you will comply with the applicable securities laws and regulations in connection with the repurchase of notes pursuant to a change of control. Please specify that this includes Rule 14e-1 under the Securities Exchange Act of 1934, as amended.

Certain Covenants, page 118

Future Guarantors, page 132

28. To the extent there will be additional subsidiary guarantors, please advise us as to how
    you intend to comply with your registration obligations as those guarantors would be
    issuers of securities.

Certain U.S. Federal Income Tax Considerations, page 167

29. Please remove the word "certain" from this heading and subsequent discussion as well as
    from the prospectus cover page, the table of contents, and page 9. All material tax
    considerations should be described.

Plan of Distribution, page 172

30. Please include disclosure in this section alerting investors that, if they wish to exchange
    their original notes in the exchange offer, they must make certain representations as set
    forth in the prospectus and in the letter of transmittal.

TPC Group LLC Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income, page F-4

31. We note your disclosure on page F-42 that you provide tolling and similar services.
    Please confirm to us that the revenues for these services are less than 10% of revenues for
    each audited period presented. Otherwise, please separately present revenues and cost of
    sales for tangible products and services. Please refer to Rule 5-03(b)(1) of Regulation S-
    X for guidance.

32. We note that cost of sales excludes depreciation and amortization expense. We further
    note that you have presented a gross profit measure that also excludes depreciation and
    amortization expense. Please remove the presentation of gross profit and include a
    parenthetical for cost of sales that clarifies depreciation and amortization expense has
    been excluded. You must also revise your disclosures throughout the filing, including
    Selected Financial Data and Management's Discussion and Analysis. Otherwise, please
    allocate depreciation and amortization expense to cost of sales and to other operating
    expenses, respectively. Please refer to ASC 225-10-S99-8 (SAB Topic 11:B) for
    guidance.

Note B – Description of Business, page F-7

33. Please revise your disclosures to clarify that your supply contracts and sales contracts
    meet the scope exception to the guidance on accounting for derivative instruments. In

this regard, your disclosure should clearly explain how you determined that the pricing link to a commodity price index for your supply contracts and sales contracts meet the definition of clearly and closely related as it pertains to the underlying and the asset being purchased or sold in addition to the other four criteria required to be met. Please refer to ASC 815-10-15-30 – 15-34 for guidance.

Note C – Significant Accounting Policies, page F-8
5. Inventories, page F-9

34. Please provide a description of the product exchange agreements you enter into with your suppliers and customers. Please ensure the description explains how these agreements are accounted for in your consolidated financial statements.

7. Property, Plant and Equipment, page F-9

35. We note that you depreciate property, plant and equipment over estimated useful lives ranging from five to 45 years. This is a broad range of useful lives for these assets. Please revise your disclosure to state the estimated useful lives by major classes of depreciable assets.

12. Revenue Recognition, page F-10

36. We note your disclosure that you issue invoices and recognize a receivable prior to completing the sales process. Please revise your disclosure and clarify for us supplementally how you determined that it is appropriate to recognize a receivable without completion of the sales process including the authoritative literature that supports your accounting.

Note 23. Subsequent Events, page F-13

37. Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure. Refer to ASU 2010-09.

Note E – Discussion of Certain Consolidated Statement of Operations and Comprehensive Income Captions, page F-17
1. Asset Impairment, page F-17

38. Please revise your disclosure to explain why you no longer intended to invest the necessary capital to realize the carrying value of your dehydrogenation assets in the fourth quarter of fiscal year 2009. In this regard, we note that on February 4, 2011, you renewed your interest in at least one of the two idled dehydrogenation units. Please also clarify whether the recognition of the $6 million impairment charge for these assets reduced the carrying value to $0. Finally, please disclose how you estimated the fair

value of the dehydrogenation assets. Please refer to the guidance in ASC 820-10-50-5 for guidance.

3. Unauthorized Freight Payments, page F-17

39. Please disclose the total amount of unauthorized payments made to the fictitious vendor to allow investors to understand the context of the $4.7 million in restitution you recognized during fiscal year 2009.

Note F – Debt, page F-18
1. 8 ¼% Senior Secured Notes, page F-18

40. We note that your 8 ¼% Senior Secured Notes are jointly and severally guaranteed by all of your material domestic subsidiaries. In accordance with Rule 3-10 of Regulation S-X, you need to include separate financial statements for every guarantor, unless you fall within one of the exceptions provided in paragraphs (b), (c), (d), (e) or (f) of Rule 3-10 of Regulation S-X. It appears that you may meet the exception provided in paragraph (f) of Rule 3-10 of Regulation S-X. Please advise as appropriate. Please note that in lieu of separate financial statements, the financial statements included into the registration statement must include an audited footnote that contains all of the disclosures required by paragraph (f), as well as paragraph (i)(8) of Rule 3-10 of Regulation S-X. To the extent that you meet the exception in Note 1 to paragraph (f) of Rule 3-10 of Regulation S-X, please include in an audited footnote disclosure that the parent company has no independent assets or operations and that any subsidiaries of the parent company other than the subsidiary guarantors are minor, in addition to the information required by paragraph (i)(8) of Rule 3-10 of Regulation S-X.

Note K – Commitments and Contingencies, page F-26
2. Legal Matters, page F-27

41. Please revise your assessment of the materiality of your litigation to include cash flows in addition to your financial condition and results of operations. To the extent that it is probable or reasonably possible that your litigation could have a material impact to your cash flows, please provide the disclosures required by ASC 450-20-50.

42. Please revise your disclosure for your contractual arrangements to clarify whether you have recognized reserves for any currently unresolved disputes with your customers. To the extent that it is reasonably possible the settlement of these disputes in excess of reserves could materially impact your operating results, financial condition, and/or cash flows, please disclose the amount or range of reasonably possible loss in excess of reserve. If you are unable to estimate the amount or range, please disclose this fact and provide us a detailed explanation as to why you are unable to make such an estimate. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

4. Environmental and Safety Matters, page F-28

43. Please revise your assessment of the materiality of the costs to comply with current chemical product safety requirements of REACH to include your cash flows in addition to your operations and financial position. To the extent that it is probable or reasonably possible that your litigation could have a material impact to your cash flows, please provide the disclosures required by ASC 450-20-50.

Note O – Segment Information, page F-39

44. We note that you have included sales volumes and Adjusted EBITDA for all periods presented on an unaudited basis. It is unclear why you have not provided all of the disclosures required by ASC 280-10-50-22 on an audited basis. Please request that the information be audited by your independent registered public accounting firm and remove the "unaudited" references.

45. We note your statement that you do not allocate any of your assets to your reportable segments. It is unclear how your CODM allocates resources to your reportable segments, if the reportable segment's assets are not allocated accordingly. Please advise. Please refer to ASC 280-10-50-22, which requires disclosure about the total assets for each reportable segment.

Signatures, page II-9

46. Please tell us whether TP Capital Corp., Port Neches Fuels, LLC, Texas Butylene Chemical Corporation, and Texas Olefins Domestic-International Sales Corporation have directors. If they do have directors, please have a majority of the directors sign the registration statement in their capacities as directors.

Exhibit 5.1

47. We note that investors are entitled to rely on counsel's opinion. Please tell us whether, in counsel's view, the last sentence of the first paragraph limits the ability of investors to rely on counsel's opinion. We may have additional comments based on counsel's response.

48. We note that counsel's opinion is limited to Texas and Delaware law. Please file a revised opinion in which counsel also opines as to the laws of the State of New York, which govern the notes and guarantees being registered on the Form S-4.

49. We note that counsel's opinion is limited to certain laws in effect on the date on which the opinion was given. Please be aware that depending on when this registration statement is declared effective, you may need to refile an updated opinion. Alternatively, you may simply have counsel amend the current opinion to remove the date qualification.

Exhibit 99.1

50. Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has reviewed the prospectus.

51. The letter of transmittal states you will provide the exchange agent with oral or written notice of an extension to the exchange offer. Please remove the reference to oral notice as your prospectus does not contemplate such notice.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: M. Breen Haire
       Baker Botts L.L.P.
       VIA FACSIMILE AT (713) 229-2748